October 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Alan Campbell

Re:	Royalty Pharma plc

Registration Statement on Form S-1

Acceleration Request

Requested Date: October 15, 2020

Requested Time: 4:00 PM, Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc., Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., as representatives of the several underwriters, hereby join Royalty Pharma plc in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-249454) (the “Registration Statement”) to become effective on October 15, 2020, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

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Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Alejandra Fernandez

Name:	Alejandra Fernandez
Title:	Executive Director

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks

Name:	Kalli Dircks
Title:	Executive Director

BOFA SECURITIES, INC.

By:	/s/ Greg Butz

Name:	Greg Butz
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Reed

Name:	Elizabeth Reed
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Nicholson

Name:	James Nicholson
Title:	Director

cc:	Pablo Legorreta, Royalty Phama plc

Arthur R. McGivern, Goodwin Procter LLP

Edwin M. O’Connor, Goodwin Procter LLP

Benjamin K. Marsh, Goodwin Procter LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Marcel Fausten, Davis Polk & Wardwell LLP

[Signature Page to Acceleration Request]